UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           HEARTLAND BANCSHARES, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   422-34A-107
                                 (CUSIP Number)

                               Elliot Press, Esq.
                               c/o Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                               New York, New York  10022
                               (212) 940-8800
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 13, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.422-34A-107

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

     Riggs Partners LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
________________________________________________________________________________
               7    SOLE VOTING POWER

                    98,353 shares
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           98,353 shares
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     98,353 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.06%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.422-34A-107

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

     Philip J. Timyan
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    98,353 shares (comprised of shares owned by Riggs
                                  Partners LLC)
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           98,353 shares (comprised of shares owned by Riggs
    WITH                          Partners LLC)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     98,353 shares (comprised of shares owned by Riggs Partners LLC)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.06%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 amends the Schedule 13D filed on September 5, 2002 (the "Original Schedule 13D"), on behalf of Philip J. Timyan and Riggs Partners LLC ("RP LLC, and collectively with Mr. Timyan, the "Reporting Persons") with respect to the shares of Common Stock, no par value (the "Common Stock") of Heartland Bancshares, Inc. (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original
            Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated as follows:

            The aggregate amount of funds used to purchase the shares of Common Stock held by RP LLC is $825,433. The source of funds used by RP LLC to purchase such shares was working capital. In addition, RP LLC effects purchases of shares primarily through margin accounts maintained for RP LLC with USB Warburg which may extend credit to RP LLC as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 5.     Interest in Securities of the Issuer.

            Item 5(a) is hereby amended as restated as follows:

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 1,394,172 shares of Common Stock outstanding as of November 14, 2002, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2002.

            As of the close of business on December 17, 2002:

                  (i) RP LLC owns 98,353 shares of Common Stock which represent approximately 7.06% of the outstanding Common Stock; and

                  (ii) Philip J. Timyan owns no shares of Common Stock directly.
            As the managing member of RP LLC, Mr. Timyan may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 98,353 shares of Common Stock owned by RP LLC. Such shares constitute approximately 7.06% of the outstanding Common Stock

            Item 5(c) is hereby amended as follows:

            (c) Set forth immediately below is a description of each transaction in the Company's Common Stock that was effected by RP LLC within the last 60 days. All such transactions were purchases effected on the open market.

                  Number of          Price per
                   Shares              Share                 Date
                   ------              -----                 ----

                     2,404             $7.60               11/22/02
                     1,802             $7.86               12/10/02
                     5,737             $7.86               12/11/02
                    10,000             $8.10               12/13/02
                     1,000             $7.99               12/17/02

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2002

                                            RIGGS PARTNERS, LLC


                                            By: /s/ Philip J. Timyan
                                               ---------------------------------
                                            Name: Philip J. Timyan
                                            Title: Managing Member


                                            /s/ Philip J. Timyan
                                            ------------------------------------
                                            Philip J. Timyan